FORUM NATIONAL INVESTMENTS LTD.

March 31, 2008 and 2007

Condensed Consolidated Financial Statements
(Expressed in Canadian dollars)

FORUM NATIONAL INVESTMENTS LTD.
Condensed Consolidated Balance Sheets
(Expressed in Canadian dollars)

	Unaudited	Audited
	March 31,	September 30,
	2008	2007
Assets	(Restated – note 4)	(Restated – note 4)

Current
Cash and cash equivalents	$454,024	$8,624,205
Short-term deposits	14,512	14,210
Accounts and notes receivable	999,704	360,634
Other receivables	239,366	265,183
Prepaid expenses (note 9)	1,457,510	–
Total Current Assets	3,165,116	9,264,232

Deferred Organization Costs	438,611	149,976
Long-term Portion of Prepaid expenses (note 9)	61,194	–
Investments (note 6)	3,602,800	–
Investments in Life Settlements (note 9)	2,648,735	–
Property and Equipment	11,002,981	9,100,127
Deferred Costs, net	1,345,114	1,491,275
Intangibles	28,664	30,276

Total Assets	$22,293,215	$20,035,886

Liabilities and Shareholders’ Equity

Current
Accounts payable and accrued liabilities	$951,377	$491,250
Accounts payable - other (note 6)	1,209,512	–
Advances against future revenue streams	–	8,182
Current portion of deferred revenue	923,352	675,897
Current portion of long-term debt (note 10)	227,567	227,567
Convertible debentures	40,486	40,486
Loans from related parties	237,173	288,552
Total Current Liabilities	3,589,467	1,731,934

Deferred Revenue	2,027,726	1,389,678
Long-Term Debt (note 10)	4,036,061	3,988,031
Total Liabilities	9,653,254	7,109,643

Shareholders’ Equity

Capital Stock	24,209,793	24,194,793
Contributed Surplus	2,944,536	2,944,536
Deficit	(14,514,368)	(14,213,086)
Total Shareholders’ Equity	12,639,961	12,926,243

Total Liabilities and Shareholders’ Equity	$22,293,215	$20,035,886

Going-concern (note 3)
Commitments (note 12)

See accompanying notes to condensed consolidated financial statements.
Approved on behalf of the Board:

“Dan Clozza”	Director	“Martin Tutschek”	Director
Dan Clozza		Martin Tutschek

The accompanying Financial Statements for the six months ended March 31, 2008 have not been reviewed or audited by the Company’s auditor.

FORUM NATIONAL INVESTMENTS LTD.
Condensed Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

	Three Months Ended March 31,		Six Months Ended March 31,
	2008	2007	2008	2007
	(Restated – note 4)		(Restated – note 4)

Revenues
Revenues (note 7)	$1,633,101	$1,011,099	$2,783,454	$2,370,339

Net Revenues	1,633,101	1,011,099	2,783,454	2,370,339

Expenses
General and administration	1,598,451	801,407	3,047,352	1,725,021
Amortization	19,110	18,512	37,385	22,084

Total Operating Expenses	1,617,561	819,919	3,084,737	1,747,105

Income Before Income Taxes	15,540	191,180	(301,282)	623,233
Income Taxes (Expense)	–	–	–	(453)

Net Income for Period	15,540	191,180	(301,282)	622,780
Deficit, Beginning of Period	(14,529,907)	(11,934,329)	(14,213,086)	(12,154,945)
Adjustment on Acquisition
of Subsidiary	–	–	–	(210,984)
Deficit, End of Period	$(14,514,368)	$(11,743,149)	$(14,514,368)	$(11,743,149)

Basic (loss) earnings per share	$0.00	$0.04	$–	$0.13
Diluted (loss) earnings per share	$0.00	$0.04	$–	$0.13

Weighted average number of
common shares outstanding – Basic	28,435,248	4,664,661	28,435,248	4,664,661

See accompanying notes to condensed consolidated financial statements.

The accompanying Financial Statements for the six months ended March 31, 2008 have not been reviewed or audited by the Company’s auditor.

FORUM NATIONAL INVESTMENTS LTD.
Condensed Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Six Months Ended March 31,
	2008	2007
	(Restated – note 4)	(Restated – note 4)
Operating Activities
Net (loss)/income	$(301,283)	$622,780
Items not involving cash:
Policy revenue	(1,207,258)	–
Deferred revenue	(429,849)	(212,947)
Deferred commission costs	273,394	452,982
Amortization	37,385	22,804
Revenue recognized on advances against
future revenue streams	(8,182)	(11,709)
	(1,635,793)	873,190

Changes in non-cash operating working capital:
Accounts, notes and other receivables	(613,252)	(117,063)
Prepaid expenses	(1,457,510)	16,126
Deferred costs	(127,233)	(279,846)
Accounts payable and accrued liabilities	1,669,638	600,174
Long-term portion of pre-paid expenses	(61,194)	–
Deferred revenue	1,315,353	243,582
Deferred gain	–	(4,320)
	725,802	458,653

Cash (Used in) Generated From Operating Activities	(909,991)	1,331,843

Investing Activities
Short-term investment	(302)	(10,710)
Deferred Organization cost	(288,635)	–
Investments	(3,602,800)	–
Investments – Life Settlements	(1,441,477)	–
Purchase of property and equipment	(1,938,627)	(1,805,722)
Cash Used in Investing Activities	(7,271,841)	(1,816,432)

Financing Activities
Net proceeds received on share issuance	15,000	–
Amounts due to (from) related parties	(51,379)	227,518
Current portion of long-term debt	–	49,263
Long-term debt	48,030	1,141,951
Reduction in capital stock on disposal of asset	–	(349,900)
Adjustment to accumulated deficit	–	(210,984)
Cash Provided by Financing Activities	11,651	857,849

Increase (Decrease) in Cash	(8,170,181)	373,260
Cash and Cash Equivalents, Beginning of Year	8,624,205	111,745

Cash and Cash Equivalents, End of Year	$454,024	$485,005

See accompanying notes to condensed consolidated financial statements

The accompanying Financial Statements for the six months ended March 31, 2008 have not been reviewed or audited by the Company’s auditor.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Period ended March 31, 2008 and 2007
(Expressed in Canadian dollars)

1.	Nature of Operations

The Company earns revenue from investments in life settlement contracts and dues from members of its travel club, who are entitled to the full-travel services of the Company. The Company also operates a full-service gym to increase memberships and marketing opportunities and expanded in ancillary projects that include an interest in a marine resort project and a 120 foot motor vessel for charter tours.

2.	Financial Statement Presentation

These unaudited interim consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Canada for interim financial information and follow the same accounting policies and methods of their application as the Company’s most recent annual financial statements. These interim consolidated financial statements do not include all of the disclosure included in the audited annual consolidated financial statements, and accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the nine months ended September 30, 2007. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited interim consolidated financial statements. The results of operations for the interim periods are not necessarily indicative of the results of operations for the entire year.

These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. These principles differ in certain respects from those accounting principles and practices that the Company would have followed had its unaudited consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.

The accompanying Interim Consolidated Financial Statements for the six months ended March 31, 2008 have not been reviewed or audited by the Company’s Auditors.

3.	Going Concern

These financial statements have been prepared on a going-concern-basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Accordingly, these financial statements do not include any adjustments to the specific amounts and classifications of assets and liabilities, which might be necessary should the Company be unable to continue as a going-concern. The Company had a loss of $ 301,283 for the six months ended March 31, 2008. At March 31, 2008 it has working capital deficiency of $424,351. Operations for the six months ended March 31, 2008 resulted in operating cash out-flow of $1,635,793 after eliminating non-cash items. Growth and development of new and additional business ventures has come from the issuance of capital stock. We will continue to draw down on cash reserves for the foreseeable future until the development of additional business ventures attains positive cash flows.

6

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Period ended March 31, 2008 and 2007
(Expressed in Canadian dollars)

3.	Going Concern (continued)

Management has continued to take steps to try to improve the Company’s financial results and cash flows. These steps include the liquidation of notes receivable and pursuing equity financing to fund working capital requirements. The Company’s ability to continue growing operations is contingent on its ability to obtain financing. Management believes that it may be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving this objective.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material

4.	Significant Accounting Policies

(a)	Basis of presentation

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the accounts of the Company and the following wholly owned subsidiaries:

	Incorporating	Date of Acquisition
Subsidiaries	Jurisdiction	or Incorporation

inTRAVELnet.com inc.	Alberta, Canada	November 9, 1999
Intravelnet Ltd.	Ontario, Canada	July 25, 2003
ATM Travel Group Ltd. (“ATM”)	British Columbia, Canada	April 3, 2000
International Fitness Vacations (BC) Ltd.	British Columbia, Canada	December 31, 2006
(note 5)
Price Shield Systems Inc. (note 5)	Washington State, USA	February 27, 2007
American Life Settlement Society LLC	State of Delaware, USA	November 15, 2007

All significant intercompany balances and transactions have been eliminated.

(b)	Revenue recognition

(i) The Company generates revenues from the sale of memberships and dues. The portion of revenue received from members, which entitles members to use the Company’s vacation and travel club privileges at a future date, is deferred and recognized in income evenly over the term of the member’s entitlements. For lifetime memberships, revenue is recognized over a period of five years, which is management’s best estimate of the period over which performance will be required.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Period ended March 31, 2008 and 2007
(Expressed in Canadian dollars)

4.	Significant Accounting Policies (continued)

	(b)	Revenue recognition (continued)

(ii) On March 27, 2006, FASB Staff Position No. FTB 85-4-1 Accounting for Life Settlement Contracts by Third-Party Investors (FSP FTB 85-4-1) was issued, which amends FTB 85-4. The FASB Staff Position states that an investor may elect to account for its investments in life settlement contracts using either the investment method or the fair value method. The election shall be made on an instrument-by instrument basis and is irrevocable. Under the investment method, an investor shall recognize the initial investment at the purchase price plus all initial direct costs. Continuing costs (policy premiums and direct external costs, if any) to keep the policy in force shall be capitalized. Under the fair value method, an investor shall recognize the initial investment at the purchase price. In subsequent periods, the investor shall re-measure the investment at fair value in its entirety at each reporting period and shall recognize change in fair value earnings (or other performance indicators for entities that do not report earnings) in the period in which the changes occur. FSP FTB 85-4-1 is required to be applied to fiscal years beginning after June 15, 2006. The Company uses the Fair Value method to calculate its Life Settlement Portfolio.

	(c)	Business segments

The Company’s businesses are organized, managed and internally grouped into segments based on differences in products, technologies and services. The Company continues to manage its operations in two operating business segments: Life Settlement segment and Vacation Club segment.

	(d)	Stock-based compensation

The Company follows the recommendations of the Canadian Institute of Chartered Accountants (“CICA) for stock-based compensation and other stock-based payments. The Company accounts for stock options granted to directors, employees and consultants using the fair value method. The fair value of each option granted is estimated on the date of grant using the Black- Scholes option pricing model and charged to earnings over the vesting period with a corresponding increase in contributed surplus. Upon exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to capital stock.

	(e)	Property and equipment

Property and equipment are stated at cost. Amortization is provided on a straight-line basis in order to amortize the cost of depreciable assets over their estimated useful lives. For assets constructed internally, amortization is charged once the asset is complete and brought into use. The Company periodically evaluates the recoverability of its in-use property and equipment based on expected undiscounted future cash flows and recognizes impairments, if any, when the undiscounted future cash flows are expected to be less than the carrying value

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Period ended March 31, 2008 and 2007
(Expressed in Canadian dollars)

4.	Significant Accounting Policies (continued)

(e)

Property and equipment (continued) of the asset. For assets that are under construction, the Company evaluates recoverability based on the fair value of the asset on the reporting date. When impairment in value is noted, the carrying value of the property and equipment is reduced by a charge to operations.

The annual rates applied are as follows:

Asset	Basis	Rate

Motor vessel	Straight-line	4%
Vehicles	Straight-line	25%
Equipment	Straight-line	20%
Computers	Straight-line	30%
Leasehold improvements	Term of lease	5 years

(f)	Deferred organization costs

The Company defers the costs associated with setting up its Life Settlement business. The full cost of setting up the Life Settlement Business will be charged to revenue once the Life Settlement Business commences operations.

(g)	Purchased intangibles

The Company defers and amortizes the cost of purchased intangibles, which consists of a license to purchase condo accommodation at wholesale prices. Amortization is provided on a straight-line basis over a period of ten years.

Tangible assets acquired in a business combination are identified and recognized apart from goodwill when they arise from either contractual enterprise and sold, transferred, licensed, rented or exchanged, either individually or with a group of related assets or liabilities. Goodwill and intangible assets having indefinite lives are not amortized, but are tested for impairment at least annually. Intangible assets with definite lives are amortized over their estimated useful lives. When the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in the statement of operations. Goodwill is tested for impairment on a reporting unit basis. The Company has identified one reporting unit.

(h)	Foreign currency translation

Monetary assets and liabilities denominated in foreign currency have been translated into Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at the rates in effect at the time of the transaction. Foreign exchange gains and losses are included in the determination of net loss for the period.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Period ended March 31, 2008 and 2007
(Expressed in Canadian dollars)

4.	Significant Accounting Policies (continued)

	(i)	Advances against future revenue streams

The Company has entered into arrangements whereby future streams of certain financed membership cash flows are sold to a third party (“Lender”) while the Company is committed to provide the future services under these membership contracts. The Company receives cash proceeds on the sale at a discount to the future proceeds that the Lender is expected to receive from the customers. The Lender has recourse against the Company should the amounts become uncollectible, and the Company establishes a reserve for such amounts. For accounting purposes, the discounted proceeds have been recorded as a liability at the time of the transaction, which is credited to the gross value through a charge to interest expense over the term of the membership contracts. The related revenue is recorded as a reduction of the liability to reflect the membership services rendered by the Company with the resulting reduction in the Company’s potential obligation, in accordance with its revenue recognition policy (note 4(b)).

	(i)	Earnings per share

Basic earnings-per-share is calculated based on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share.

	(k)	Income taxes

Income taxes are accounted for under the asset and liability method. Future income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss carry-forwards. Future income tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantial enactment date. To the extent that it is more likely than not those future income tax assets will not be realized, a valuation allowance is provided for the excess.

	(l)	Impairment of long lived assets

Long-lived assets are reviewed for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when the carrying value of a long-lived asset intended for use exceeds the sum of the undiscounted cash flows is expected from its use and eventual disposition. The impairment loss is measured as the excess of the carrying value of the asset over its fair value.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Period ended March 31, 2008 and 2007
(Expressed in Canadian dollars)

4.	Significant Accounting Policies (continued)

	(m)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include the valuation of accounts receivable, impairment of assets, including intangible assets, rates for amortization and revenue recognition, balances of accrued liabilities, valuation allowance for future income tax assets, and the determination of the variables used in the calculation of stock-based compensation. While management believes the estimates used are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

	(n)	Cash and cash equivalents

Securities with original maturities of three months or less are considered cash equivalents, at cost. The securities are highly liquid and can be converted to known amounts of cash at any time, and are held at major financial institutions. Accrued interest on the guaranteed investment certificates, included as cash equivalents, is at the stated interest rate over the term of the instrument and included in accounts receivable.

	(o)	Deferred costs

Sales commissions are deferred and amortized to operations on the same basis as the related membership sales are recognized as revenue.

	(p)	Comprehensive income

A new category, Accumulated Other Comprehensive Income, is added to shareholders’ equity on the consolidated balance sheets. Major components for the category include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging arising from self-sustaining foreign operations and changes in fair value of the effective portion of cash flow hedging amounts.

The adoption of this new standard had no effect in the Company’s consolidated financial statements.

	(q)	Financial instruments

Financial instruments are intentionally recognized at fair value. The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values of financial instruments are based on independent prices quoted in active markets. In the absence of an active market, fair values are determined based on valuation models such as discounted cash flows, which require the use of assumptions concerning the amount of timing of estimated future cash flows and discount rates. Subsequent measurement depends on management’s classification of the financial assets as held-for-trading, available –for-sale,

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Period ended March 31, 2008 and 2007
(Expressed in Canadian dollars)

4.	Significant Accounting Policies (continued)

(q)

Financial instruments (continued) held-to-maturity or loans and receivables, and financial liabilities as held-for-trading or other liabilities. The classification of financial instruments depends on the nature of and the purpose of the financial instruments, management’s choice and in some circumstances, management’s intentions.

Held-for-trading

Financial instruments classified as held-for-trading are measured at fair value with the realized and unrealized changes in fair value recognized each reporting period through interest and financing costs, net on the consolidated statement of earnings Available-for-sale Financial assets classified as available-for-sale are measured at fair value with the unrealized changes in fair value recorded each reporting period in OCI, Investments in equity instruments classified as available-for-sale do not have the quoted price in an active market are recorded at cost. Each reporting period, available-for-sale assets are written down to fair value through interest and financing costs, net on the consolidated statement of earnings to reflect impairments that are considered to be other than temporary.

Held-to-maturity, loans and receivables and other liabilities

Financial instruments classified as held-to-maturity, loans and receivables and other liabilities are measured at amortized cost using the effective interest method

The following table summarizes the Company’s selected financial instrument classifications based on its intentions:

Financial instrument	Classification

Cash and cash equivalents	Held-for-trading
Short-term deposits	Held-to-maturity
Accounts and notes receivable	Loans and receivables
Life settlement receivable	Loans and receivables
Other receivables	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities
Accounts payable - other	Other liabilities
Convertible debentures	Other liabilities
Long term debt	Other liabilities
Loan from related parties	Other liabilities

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Period ended March 31, 2008 and 2007
(Expressed in Canadian dollars)

5.	Restatement of prior figures

The restatements to the September 30, 2007 and December 31, 2006 consolidated financial statements as previously reported result from the following accounting error correction: The Company recognized revenue and the related commission costs incorrectly on the sale of its vacation club memberships in fiscal 2006 and 2007. The Company incorrectly accounted for the full membership contract value in the year sold, if more than 10% of the face value was received during those periods. The related commissions were incorrectly recognized on the same basis as the related membership revenues.

The company has corrected the this error and recognize revenue on the sale of memberships and the related commission costs in accordance with the significant accounting policies described in notes 2(b) and 2(f).

The change recognize membership sales and related commission if less than 10% of face value was received in the period incurred and amortize in accordance with the significant accounting policies described in notes 2(b) and 2(f) resulting in an increase in other receivables by $8,911 (2007 - $ 33,840). The effect of this change was to increase deferred costs by $1,491,275 (2006 - $ 1,352,796) with a corresponding decrease in commission costs of $213,265 (2006 - $ 1,251,276) and an increase to deferred revenue – current portion of $675,895 ( 2006 - $ 765,854) and an increase in deferred revenue of $1,389,679 (2006 - $ 1,389,587) with corresponding decrease in membership sales and travel revenue of $9,849 (2006 - $ 2,020,081) and a decrease to deficit at September 30, 2007 of $203,416 (increase in 2006 - $ 768,805).

At September 30, 2007 the restatements resulted in changes to the previously reported varying values of assets, liabilities and shareholders’ equity as follows:

		Previously
		Reported	Adjustments
	Restated

Assets
Other receivables	$256,272	$8,911	$265,183
Deferred costs	–	1,491,275	1,491,275

Liabilities
Deferred revenue - current portion	–	675,895	675,895
Deferred Revenue	–	1,389,679	1,389,679

Shareholders’ Equity
Deficit	(13,647,697)	(565,389)	(14,213,086)

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Period ended March 31, 2008 and 2007
(Expressed in Canadian dollars)

5.	Restatement of prior figures (continued)

The restatements resulted in changes to the previously amounts of consolidated statements of operations and deficit for the nine months ended September 30, 2007, as follows:

		Previously
		Reported	Adjustments
	Restated
Revenue
Membership sales and travel	$1,280,649	$(9,854)	$1,270,800
Expenses
Amortization of commission costs	731,628	(213,265)	518,363
Net Loss for Period	(2,415,883)	203,416	2,212,467
Deficit, End of Period	(13,647,697)	(565,388)	(14,213,086)

Basic and diluted earnings per share	$(0.22)	$(0.02)	$(0.02)

At December 31, 2006 the restatements resulted in changes to the previously reported varying values of assets, liabilities and shareholders’ equity as follows:

		Previously
		Reported	Adjustments
	Restated

Assets
Other receivables	$323,281	$33,840	$357,121
Deferred costs	–	1,352,796	1,352,796

Liabilities
Deferred revenue - current portion	–	765,854	765,854
Deferred Revenue	–	1,389,587	1,389,587

Shareholders’ Equity
Deficit	(11,231,814)	(768,805)	(12,000,619)

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Period ended March 31, 2008 and 2007
(Expressed in Canadian dollars)

5.	Restatement of prior figures (continued)

The restatements resulted in changes to the previously amounts of consolidated statements of operations and deficit for the year ended December 31, 2006, as follows:

		Previously
		Reported	Adjustments
	Restated

Revenue
Membership sales and travel	$3,918,409	$(2,020,081)	$1,898,328
Expenses
Amortization of deferred commission costs	1,939,061	(1,251,277)	687,784

Net income for Year	1,644,160	(768,805)	875,355

Deficit, End of Year	(11,231,814)	(768,805)	(12,000,619)

Basic and diluted earnings per share	$0.32	$(0.15)	$0.17

6.	Acquisitions

(a)

The Company invested in a real estate development project in Needles, California, in November 2007 acquired a 25% interest for a price of $1.0 million. The project is controlled and/or operated by a director of the Company. The company accounts for the investment on the cost method.

(b)

Effective November 30, 2007, the Company completed the purchase of Family Vacation Centers being the notes receivable and vacation club memberships from Family Vacation Centers Inc (“The Vendor”) in the amount of $3,052,866. Investments increased by $2,602,800 to reflect the non-current portion of the acquisition. The Company did not purchase the outstanding capital stock of the Vendor nor were any debt or obligations relating to the Vendor assumed. Consideration given was cash payment in the amount of $1,843,356 and an amount of $1,209,510 payable in capital stock of the company as at March 31, 2009. Other current liabilities were increased accruing for the remaining liability.

The assets of Family Vacation Centers at the time of acquisition were:

Purchase price	$3,052,866

Purchase price allocation
Notes receivable	206,798
Vacation club membership	2,602,800

Total	$3,052,866

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Period ended March 31, 2008 and 2007
(Expressed in Canadian dollars)

7.	Business segments

Transactions among reportable segments are recorded at cost. The Company is an integrated enterprise characterized by substantial intersegment cooperation and cost allocations, therefore, management does not represent that these segments, if operated independently, would report the operating income and financial information shown. The allocations resulting from the shared utilization of shared assets are not necessarily indicative of the underlying activity for segment assets, depreciation and amortization, and capital expenditures.

(a)	Net sales

Net sales	Six months	Six months
	ended March	ended March
	31, 2008	31, 2007

Life Settlements	$478,503	$–
Vacation Clubs	2,173,849	2,043,717
Corporate and unallocated	131,102	326,622

Total Company	$2,783,454	$2,370,339

(b)	Operating income

Operating Income	Six months	Six months
	ended March	ended March
	31, 2008	31, 2007

Life Settlements	$478,503	$–
Vacation Clubs	131,217	1,191,884
Corporate and unallocated	(911,002)	(568,651)

Total Company	$(301,283)	$623,233

(c)	Assets

Assets	Six months	Six months
	ended March	ended March
	31, 2008	31, 2007

Life Settlements	$3,087,346	$–
Vacation Clubs	3,052,866	–
Corporate and unallocated	16,153,003	10,792,879

Total Company	$22,293,215	$10,792,879

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Period ended March 31, 2008 and 2007
(Expressed in Canadian dollars)

7.	Business segments (continued)

(d)	Capital expenditure

Capital expenditures	Six months	Six months
	ended March	ended March
	31, 2008	31, 2007

Life Settlements	$2,458,867	$–
Vacation Clubs	3,052,866	–
Corporate and unallocated	2,488,863	1,816,432

Total Company	$8,000,596	$1,816,432

(e)	Deprecation and Amortization

Depreciation and Amortization	Six months	Six months
	ended March	ended March
	31, 2008	31, 2007

Life Settlements	$–	$–
Vacation Clubs	–	–
Corporate and unallocated	37,385	22,084

Total Company	$375,385	$22,084

Segment assets for the operating business segments (excluding Corporate and Unallocated) primarily include accounts receivable, investments, pre-paid expenses and other miscellaneous assets. .Assets included in Corporate and Unallocated principally are cash and cash equivalents; other receivables and property and equipment. Corporate and unallocated assets can change from year to year due to changes in cash, cash equivalents and changes in other unallocated asset categories. For management reporting purposes, corporate capital assets are not allocated to the two operating business segments. Capital expenditure excludes acquisitions paid for by issuing stock.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Period ended March 31, 2008 and 2007
(Expressed in Canadian dollars)

8.	Financial Instruments

The company’s financial instruments and the types of risks to which their carrying values are exposed are as follows:

Risks
Market risks
	Credit	Liquidity	Interest rate Currency
Measured at amortized cost:
Accounts & notes receivable	X		X
Other receivables	X		X
Accounts payable and accrued liabilities		X	X
Convertible debentures		X	X
Long term debt		X	X
Loans form related parties		X	X

Measured at fair value:
Cash and cash equivalents	X		X
Short- tem deposits	X
Loans from related parties	X		X

(a)	Credit risk

Credit risk is the risk that a party to one of the Company’s financial instruments will cause a financial loss to the Company by failing to discharge an obligation. The carrying values of the Company’s financial assets, which represent the maximum exposure to credit risk, are as follows:

March 31,
2008

Cash and cash equivalents	$454,024
Short-term deposits	14,210
Accounts and notes receivable	999,704
Other receivables	239,366

Total	$1,707,606

Cash and cash equivalents and short term deposits: Credit risk associated with these assets is minimized substantially by ensuring that these financial assets are placed in debt instruments of the Canadian Federal government and well-capitalized financial institutions.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Period ended March 31, 2008 and 2007
(Expressed in Canadian dollars)

8.	Financial Instruments (continued)

(a)	Credit risk (continued)

Accounts and notes receivable and Other receivables: Credit risk associated with these assets is minimized due to their nature. All notes receivable are carried a net after allowing for bad debts and unearned interest. The provision for doubtful accounts receivable is estimated based on an assessment of individual accounts and the length of time balances have been outstanding

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities. The Company manages liquidity risk by regularly monitoring forecast and actual cash flows as well as maturity profiles of financial assets and financial liabilities. The company expects the following maturities of its financial liabilities (including interest) and operating leases and contracts:

		Expected payments by period as at March 31, 2008
				More
	Within 1 yr	2-3 yrs	4-5 yrs	than 5 yrs	Total

Accounts payable and
accrued liabilities	$951,377	–	–	–	$951,377
Accounts payable – other	1,209,510	–	–	–	1,209,510
Life settlement premiums	656,856	2,627,426	2,627,426	–	5,911,409
Operating lease and contracts	325,465	191,784	–	–	517,249

Total	$3,143,211	$2,819,210	$2,627,426	–	$8,589,547

Operating leases and contracts include property leases for the company’s travel operations. The Company believes that it will not encounter difficulty in meeting the obligations associated with its’ financial liabilities and further believes that if necessary, it would be able to access the capital markets for additional financial resources at prevailing market rates.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Period ended March 31, 2008 and 2007
(Expressed in Canadian dollars)

8.	Financial Instruments (continued)

	(c)	Market risk

Market risk is the risk that fair value of future cash flows of financial instrument will fluctuate because of changes in interest rates and/or foreign currency exchange rates. With exception of its’ construction loan to complete overhaul of the motor vessel, the carrying amounts of the Company’s financial instruments are not subject to interest rate risk.

The following table sets out a sensitivity analysis of the effect of the Company’s financial instruments that are subject to foreign currency risk by applying reasonable possible changes in foreign currency rates relative to the Company’s functional currency, the Canadian dollar

		Foreign Currency Risk(1)
		-25%		+25%
	Carrying amount	Net		Net
	March 31, 2008	earnings	OCI(2)	earnings	OCI
Financial Liabilities
Long term debt – current	227,567	56,892	–	(59,892)	–
Long term debt	4,036,061	1,009,015	–	(1,009,015)	–
Total (decrease) increase		1,065,907	–	(1,065,907)	–

(1)	Displayed is the effects on the Company’s US dollar denominated financial assets and liabilities if the value of the US $:

(2)	OCI – “Other comprehensive income

The Company is exposed to currency risk in relation to their US dollar financing referred to in note 13. The Company has not entered into any foreign currency contracts to mitigate this risk.

(d)	Fair value

Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, short-term investments, accounts and notes receivable, and accounts payable and accrued liabilities approximate fair values due to their short-term maturities. The fair value of the convertible debentures is not readily determinable as these instruments were issued to related parties and comparable market rates are not available.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Period ended March 31, 2008 and 2007
(Expressed in Canadian dollars)

9.	Investments in Life settlements

The company purchases life settlement contracts for long term investment purposes and accounts for these investments under FSB FTB 85-4-1. The Company uses the Fair-value-method of accounting for these contracts. As of March 31, 2008 the Company has the following investment in life settlement contracts:

The table below summarizes the attributes of outstanding life settlement contracts at March 31, 2008:

	Carrying	Premiums	Face
Year	value	payable	value

2008	2,648,735	-	30,000,000

Fair value is estimated using good-faith estimates calculated by a valuation committee. The committee considered the following factors: cost at date of purchase; recent purchases and sales of similar investments, financial standing of the issuer, changes in economic conditions affecting the issuer; standard, actuarially developed mortality tables and industry life expectancy reports

For the fiscal period presented on the current statement of operations and deficit, six months ended March 31, 2008, and six months ended March 31, 2007 the investments experienced the following gains:

	Realized	Unrealized
Year	Gains (Losses)	Gains (Losses)

2007	-	-
2008	-	478,503

10.	Long-Term Debt

The Company has secured a long-term loan to complete the refit project of the vessel.

	March 31,	September 30,
	2008	2007

Construction loan in US funds to complete vessel refit project, convertible into a permanent loan at completion, amortizing
over 10 years bearing interest at the per annum LIBOR plus
3.25% monthly published rate.	$4,036,061	$4,215,598

Less: Current portion	227,567	227,567

Long-term portion	$4,263,628	$3,988,031

The loan is secured by the motor vessel and by a guarantee from two of the directors of the Company.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Period ended March 31, 2008 and 2007
(Expressed in Canadian dollars)

11.	Income Taxes

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	Six-Month	Fiscal
	Period Ended	Period Ended
	March 31,	September 30,
	2008	2007

Statutory income tax rate	–	33.9%

Statutory rate applied to income (loss) from
operations before income taxes	$–	$(818,984)
Permanent differences	–	1,007,468
Large corporations tax and other	–	–
Non-capital losses not previously recognized	–	–
Use of losses not previously recognized	–	(76,321)
Tax effect of depreciation and amortization
in excess of capital cost allowance	–	(112,163)

Income tax expense (recovery)	$–	$–

The significant components of the Company’s future income tax assets are as follows:

	March 31,	September 30,
	2008	2007

Future income tax assets:
Non-capital loss carry forwards	$–	$1,224,008
Capital loss carry forwards	–	378,127
Excess of tax basis over carrying value of assets	–	178,155

	–	1,780,290
Valuation allowance	–	(1,780,290)

Future income taxes, net	$–	$–

The ultimate realization of the future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In assessing the reliability of future tax assets, management considers whether it is more likely than not that some or all of the future tax assets will be realized. Where management does not believe that realization is more likely than not, a valuation allowance is provided.

The Company has non-capital income tax loss carry forwards of approximately $3,979,000 available to reduce future years’ taxable income expiring between 2008 and 2027.

The Company has a capital loss carry-forward of approximately $1,243,000, which can be carried forward indefinitely.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Period ended March 31, 2008 and 2007
(Expressed in Canadian dollars)

12.	Contingencies

Dispute with Charles Wolfe in the amount of $540,000, plus interest and costs and the company is defending the claim accordingly, it is not possible at this time to assess the likelihood of recovery or to estimate the possible quantum of damages.

From time to time, the Company is a party to litigation arising in the normal course of its business operations. In the opinion of management, after consulting with legal counsel, it is not anticipated that the matters will have a material adverse impact on the Company’s financial condition, liquidity or results of operations.

(a)

The Company has commitments in respect of operating leases with total aggregate payments due of approximately $232,314 (September 30, 2007 – $190,867). Payments due in each of the next three years are as follows:

2008	$71,000
2009	102,006
2010	59,308

Total	$232,314

(b)

The Company has commitments in respect of office leases with total aggregate payments due of approximately $314,282 (September 30, 2007 – $105,832). Payments due in each of the next two years are as follows:

2008	$254,465
2009	30,470

Total	$314,282

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Period ended March 31, 2008 and 2007
(Expressed in Canadian dollars)

13.	Capital Stock

(a)	The authorized capital stock:

Unlimited - Common shares without par value

Unlimited - Series “A” - Preference non-dilutive convertible shares without par value
      (convertible to 50% of outstanding common shares at the time of conversion)

Unlimited - Series “B” - Preference convertible shares without par value
     (convertible to one common share for each preferred share held)

(b)	The issued capital stock of the Company is as follows:

13,933,983 Series “A” preferred shares for no consideration 13,933,983 Series “B” preferred shares for no consideration

	Number of
	Common
	Shares	Amount

Balance, December 31, 2006	4,644,661	14,802,797
Forward share split - 3-for-1	9,289,322	–
Private placement	11,000,000	5,773,918
Private placement	3,500,000	3,650,396
Share issue costs	–	(32,318)

Balance, September 30, 2007	28,433,983	24,194,793
Share issued – Stock options exercised	15,000	15,000

Balance, March 31, 2008	28,448,983	$24,209,793

(c)	Options

The Company did not reserve any further shares in terms of the stock option plan for the reporting period.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Period ended March 31, 2008 and 2007
(Expressed in Canadian dollars)

13.	Capital Stock (continued)

	(d)	Stock-based compensation

Since no employee options were granted, modified or settled during the three or six months ended March 31, 2008 or 2007, there was no stock-based compensation expense included in the net income for such periods.

The table below summarizes the outstanding stock options as at September, 30 2007 and September 30, 2007:

	Number	Exercise
	of Options	Price (US $)

Balance, September 30, 2007	2,835,000	$1.00
Granted	–	–

Balance, September 30, 2007	2,835,000	$1.00

The table below summarizes the attributes of the outstanding stock options as at March 31, 2008:

Options Outstanding			Options Exercisable
Exercise	Number	Remaining	Number	Exercise
Price (US $)	of Options	Contractual Life	of Options	Price (US $)

$1.00	2,835,000	4.25 years	2,835,000	$ 1.00

The fair value of stock options used to calculate stock-based compensation is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

September 30, 2007

Dividend rate	–
Expected volatility	209%
Interest rate	4.88%
Expected life	5 years

(e)	Contributed surplus

Balance, September 30, 2007	$2,944,536
Stock-based compensation	–

Balance, March 31, 2008	$2,944,536